UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 5, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:October 5, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - September 2017

Mumbai, October 5, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for September 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		SEPT 2016	SEPT 2017	SEPT 2016	SEPT 2017	SEPT 2016	SEPT 2017
Micro	NANO	847	58	610	124	72	11
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	12407	12505	12387	12114	203	84
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	9	0
UV1	SUMO, NEXON	1245	3808	864	3322	80	160
UV2	SAFARI, SUMO GRANDE, MOVUS	607	531	740	481	16	9
UV3	ARIA, HEXA	0	1301	0	1245	0	1
V1	VENTURE	5	0	19	0	0	0
V2	ACE MAGIC, MAGIC IRIS	647	534	1731	2048	35	15
N1- A1	ACE, ACE EX, ACE Zip	8025	8974	7205	10040	1361	978
N1- A2	Super ACE, TATA207, XENON, Winger DV	4678	5127	3676	5569	1428	785
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	294	165	196	211	6	4
M2- A2	Winger 14 seats, SFC407, CityRide	267	217	154	202	52	27
N2- A1	SFC407, LPT407	774	1010	1676	1932	140	207
N2- A2	SFC709, LPT709	1054	1185	254	490	174	165
N2- A3	LPT9109	916	721	532	764	152	121
N2- A4	LPT1109	403	430	836	1263	236	248
M3- A2	LP709, SFC410, LP410	427	460	723	738	162	148
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	273	270	419	520	73	92
M3- C2	LPO1512, LPO1612, Starbus, Divo	923	570	1146	644	296	223
N3- A1	LPT1613, LPK1616, SK1613	3667	2742	2164	1739	642	571
N3- B1(a)	LPT2518, LPK2518	2232	2081	3855	2422	405	196
N3- B1(b)	LPT3118	1956	4548	1909	4701	55	34
N3- B2(b)	LPS3518. LPS3015, LPS3516	410	623	569	651	0	7
N3-B2(d)	LPS4018, LPS4023	578	1318	1283	1415	90	41
N3- B2(e)	LPS4928	232	1373	13	1330	0	25

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.